CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-168077) of Bancolombia S.A. of our report dated April 28, 2011 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Bancolombia S.A.’s Annual Report on Form 20-F the year ended December 31, 2010.

/s/PricewaterhouseCoopers Ltda.
Medellin, Colombia
May 2, 2011